                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                             (AMENDMENT NO. 3)/1/



                        MENDOCINO BREWING COMPANY, INC.
                     ------------------------------------
                               (NAME OF ISSUER)

                                 Common Stock
                     ------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  586579 10 4
                                (CUSIP NUMBER)
                     ------------------------------------

                             Alan Talkington, Esq.
                      Orrick, Herrington & Sutcliffe LLP
                              400 Sansome Street
                            San Francisco, CA 94111
                                (415) 773-5762

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                    TO RECEIVE NOTICES AND COMMUNICATIONS)

                               December 16, 1997
                   ----------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (PAGE 1 OF 6 PAGES)

-------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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 CUSIP NO. 586579 10 4                   13D              PAGE 2
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1.    NAME OF REPORTING PERSON               United Breweries of America, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [_]
                                                                (B) [X]
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3.    SEC USE ONLY

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4     SOURCE OF FUNDS                                           OO, AF

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS              [_]
      IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware

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                     7.   SOLE VOTING POWER
     NUMBER OF            2,149,647
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER
    OWNED BY              0
       EACH        -----------------------------------------------------------
    REPORTING        9.   SOLE DISPOSITIVE POWER
      PERSON              2,149,647
       WITH        -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
                          0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,149,647
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                            [_]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        45.1%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                  CO
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 CUSIP NO. 586579 10 4                   13D                PAGE 3
------------------------------------------------------------------------------
------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON                                  Vijay Mallya

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A) [_]
                                                                (B) [X]
------------------------------------------------------------------------------
3.    SEC USE ONLY
------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                                           OO, AF
------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           [_]
      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION                      India
------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER
      NUMBER OF           2,149,647
       SHARES      -----------------------------------------------------------
    BENEFICIALLY    8.    SHARED VOTING POWER
      OWNED BY            0
        EACH       -----------------------------------------------------------
      REPORTING     9.    SOLE DISPOSITIVE POWER
       PERSON             2,149,647
        WITH       -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
                          0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,149,647
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                   [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        45.1%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                  IN
------------------------------------------------------------------------------
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                                                                          Page 4


         United Breweries of America, Inc., a Delaware corporation (the "Reporting Person") and Vijay Mallya ("Mallya"), hereby amend the single joint statement on Schedule 13D as amended by Amendments No. 1 and No. 2 (the "Schedule 13D"), filed with the Securities and Exchange Commission, with respect to the shares of Common Stock, no par value (the "Common Stock"), of Mendocino Brewing Company, Inc., a California corporation (the "Issuer"), as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

         The first paragraph of Item 3 is hereby amended by adding a new sentence to the end of such paragraph to read as follows:

         On December 16, 1997, the Reporting Person purchased 30,000 shares of Common Stock of the Issuer from a third party in a privately negotiated transaction for a purchase price of $67,500.

         The last paragraph of Item 3 is hereby amended by adding a new sentence to the end of such paragraph to read as follows:

         On December 16, 1997, the Reporting Person purchased 30,000 shares of Common Stock of the Issuer from a third party in a privately negotiated transaction for $67,500, which amount was provided by the Reporting Person from capital contributions it received from its affiliates.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

         A new first paragraph is added to Item 4 to read as follows:

         The Reporting Person may make additional purchases of Common Stock of the Issuer in the open market or through privately negotiated transactions depending upon its evaluation of the Issuer's business, prospects, and financial condition, the market for the Issuer's Common Stock, other business and investment opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations, the likelihood that a third party may seek to obtain control of the Issuer and the terms or any transaction relating thereto, and other future developments. Depending upon its evaluation of the foregoing factors, the Reporting Person may also decide to sell all or part of its investment in the Issuer's Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER
         --------------------------------

         The first paragraph of subsection (a) of Item 5 is hereby amended in its entirety to read as follows:

               (a) As of December 16, 1997, the Reporting Person is the
                   beneficial owner of 2,149,647 shares of Common Stock of the Issuer, constituting approximately 45.1% of the shares of Common Stock outstanding.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         1. Agreement dated as of December 16, 1997 by and between Heritage Bank of Commerce and the Reporting Person.
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                                                                          Page 5


               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 1997

                                    UNITED BREWERIES OF AMERICA, INC.



                                    By     /s/ VIJAY MALLYA
                                           ----------------
                                    Name:  Vijay Mallya
                                    Title: Chairman and Chief Executive Officer


                                    VIJAY MALLYA



                                    By     /s/ VIJAY MALLYA
                                           ----------------
                                           Vijay Mallya
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                                                                          Page 6
                                 EXHIBIT INDEX
                                 -------------


1. Agreement dated as of December 16, 1997 by and between Heritage Bank of Commerce and the Reporting Person.